UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12B-25 NOTIFICATION OF LATE FILING

[ ]	Form	10-K / 10-KSB	[ ]	Transition Report on Form	10-K	/ 10KSB
[ ]	Form	20-F	[ ]	Transition Report on Form	20F
[ ]	Form	11-K	[ ]	Transition Report on Form	11K
[X] Form 10-Q / 10-QSB			[ ]	Transition Report on Form	10-Q	/ 10-QSB
[ ]	Form N-SAR

For Period Ended: March 31, 2007

PART I - REGISTRANT INFORMATION

WordLogic Corporation

Full Name of Registrant

Former Name If Applicable

650 West Georgia Street, Suite 2400

Address of Principle Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6B 4N7

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K / 10-KSB
Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the
[X]		fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q / 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K / 10-KSB, 20-F, 11-K, 10-Q / 10QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The registrant has not provided financial statements to the auditing accountant and is unable to complete the required Form 10-QSB document for filing on the prescribed due date. The company expects to file on or before the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

1) Name and telephone number of persons to contact in regard to this notification.

Frank R. Evanshen

(Name)

(604)	257-3600

(Area Code)	(Telephone Number)

2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURE

WORDLOGIC CORPORATION (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2007

By: \s\	Frank R. Evanshen, President

Frank R. Evanshen, President